UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “we” and the “Company” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

On July 10, 2014, the Company entered into a share purchase agreement (the “World Union Share Purchase Agreement”) and a strategic cooperation agreement (the “World Union Strategic Cooperation Agreement”) with Shenzhen World Union Properties Consultancy Co., Ltd. (“World Union”), a real estate service provider in China listed on the Shenzhen Stock Exchange (stock code: 002285). Vincent Tianquang Mo, executive chairman of the Company, serves on the board of directors of World Union. The World Union Share Purchase Agreement and the World Union Strategic Cooperation Agreement have been approved by the audit committee and the board of directors of the Company. Closing of the transactions contemplated by the World Union agreements is subject to customary conditions, including regulatory approvals.

On the same day, the Company entered into a binding investment and cooperation framework agreement (the “Hopefluent Strategic Cooperation Agreement”) with Hopefluent Group Holdings Limited (“Hopefluent”), a real estate service provider in China listed on the Hong Kong Stock Exchange (stock code: 733), and a sale and purchase agreement (the “Hopefluent Purchase Agreement”) with Orchid Asia V, L.P., an existing shareholder of Hopefluent, to purchase ordinary shares of Hopefluent from it. The Hopefluent Strategic Cooperation Agreement and the Hopefluent Purchase Agreement have been approved by the audit committee and the board of directors of the Company. Closing of the transactions contemplated in the Hopefluent agreements is subject to customary conditions, including regulatory approvals.

Summary English translations of the World Union Share Purchase Agreement, the World Union Strategic Cooperation Agreement and the Hopefluent Strategic Cooperation Agreement, the Hopefluent Purchase Agreement, a press release issued by the Company regarding these agreements and an announcement issued by Hopefluent regarding the Hopefluent Strategic Cooperation Agreement are included as exhibits to this Form 6-K.

Information on World Union is available at www.cninfo.com.cn, a website designated by the China Securities Regulatory Commission for posting public announcements by companies listed on the Shenzhen Stock Exchange.

Information on Hopefluent is available on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and Hopefluent at www.hopefluent.com.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the Company’s plan to form strategic partnerships and collaborate and explore Internet and real estate financing businesses with World Union and Hopefluent, comments by management about the success and benefit of the Company’s strategic cooperation partnerships, and about China’s real estate market. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: July 11, 2014

Exhibit Index

Exhibit 99.1 —	Press Release

Exhibit 99.2 —	Announcement by Hopefluent Group Holdings Limited

Exhibit 99.3 —	Summary Translation of Share Purchase Agreement between Beijing Hua Ju Tian Xia Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd.

Exhibit 99.4 —	Summary Translation of Strategic Cooperation Agreement between Beijing SouFun Network Technology Co., Ltd. and Shenzhen World Union Properties Consultancy Co., Ltd.

Exhibit 99.5 —	Summary Translation of Investment and Cooperation Framework Agreement between SouFun Holdings Limited and Hopefluent Group Holdings Limited

Exhibit 99.6 —	Sale and Purchase Agreement between SouFun Holdings Limited and Orchid Asia V, L.P.

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